Exhibit 99.2

Cipher Pharmaceuticals Inc.

Condensed Interim Financial Statements

For the Three Months Ended March 31, 2015

(Unaudited)

Cipher Pharmaceuticals Inc.
Balance Sheets

As at March 31, 2015 and December 31, 2014
(in thousands of Canadian dollars - unaudited)

	Note	2015	2014
		$	$
ASSETS

Current assets
Cash and cash equivalents		47,070	52,631
Accounts receivable		16,771	14,316
Inventory		440	240
Prepaid expenses and other assets		1,178	881
		65,459	68,068

Property and equipment, net		44	26

Intangible assets, net	4	10,018	1,709

Deferred tax asset	9	5,556	6,886

Total Assets		81,077	76,689

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	3,5	11,747	11,255
Current portion of deferred revenue		1,433	1,527
		13,180	12,782

Deferred revenue		931	1,168
Total Liabilities		14,111	13,950

SHAREHOLDERS' EQUITY

Share capital	6	15,339	14,217
Contributed surplus		2,902	2,904
Retained earnings		48,725	45,618
Total Shareholders' Equity		66,966	62,739

Total Liabilities and Shareholders' Equity		81,077	76,689

The accompanying notes are an integral part of these unaudited interim financial statements

Cipher Pharmaceuticals Inc.
Statements of Earnings and Comprehensive Income

Three month periods ended March 31, 2015 and 2014
(in thousands of Canadian dollars, except per share data - unaudited)

	Note	2015	2014
		$	$

Revenues
Licensing revenue		8,371	7,539
Product revenue		813	340

		9,184	7,879

Expenses
Cost of product sold		233	100
Research and development		446	358
Selling and marketing		582	513
General and administrative		3,486	1,795
Amortization of intangible assets		168	190
Interest income		(168)	(103)

	7	4,747	2,853

Income before income taxes		4,437	5,026

Income taxes	9	1,330	1,160

Income and comprehensive income for the period		3,107	3,866

Basic earnings per share	10	0.12	0.15

Diluted earnings per share	10	0.12	0.15

The accompanying notes are an integral part of these unaudited interim financial statements

Cipher Pharmaceuticals Inc.
Statements of Changes in Shareholders' Equity

Three month periods ended March 31, 2015 and 2014
(in thousands of Canadian dollars - unaudited)

				Total
	Share	Contributed	Retained	Shareholders'
	Capital	Surplus	Earnings	Equity
	$	$	$	$

Balance, January 1, 2015	14,217	2,904	45,618	62,739

Income and comprehensive income for the period	-	-	3,107	3,107

Exercise of stock options	1,070	(484)	-	586

Shares issued under the share purchase plan	52	-	-	52

Share-based compensation - stock option plan	-	482	-	482

Balance, March 31, 2015	15,339	2,902	48,725	66,966

Balance, January 1, 2014	10,696	3,095	24,967	38,758

Income and comprehensive income for the period	-	-	3,866	3,866

Exercise of stock options	530	(244)	-	286

Shares issued under the share purchase plan	32	-	-	32

Share-based compensation - stock option plan	-	199	-	199

Balance, March 31, 2014	11,258	3,050	28,833	43,141

The accompanying notes are an integral part of these unaudited interim financial statements

Cipher Pharmaceuticals Inc.
Statements of Cash Flows

Three month periods ended March 31, 2015 and 2014
(in thousands of Canadian dollars - unaudited)

	Note	2015	2014
		$	$
Cash provided by (used in)

Operating activities
Income for the period		3,107	3,866
Items not affecting cash:
Depreciation of property and equipment		4	4
Amortization of intangible assets	4	168	190
Share-based compensation - share purchase plan	6	8	5
Share-based compensation - stock option plan		482	199
Deferred tax	9	1,330	1,160
		5,099	5,424

Changes in non-cash operating items:
Accounts receivable		(2,455)	8,253
Inventory		(200)	(40)
Prepaid expenses and other assets		(297)	138
Accounts payable and accrued liabilities		492	(3,218)
Deferred revenue		(331)	(549)

Net cash generated from operating activities		2,308	10,008

Investing activities
Purchase of property and equipment		(22)	(2)
Acquisition of intangible assets	4	(8,477)	-

Net cash used in investing activities		(8,499)	(2)

Financing activities
Proceeds from shares issued under the share purchase plan		44	27
Proceeds from exercise of stock options		586	286

Net cash generated from financing activities		630	313

Increase (decrease) in cash and cash equivalents		(5,561)	10,319
Cash and cash equivalents, beginning of period		52,631	24,179

Cash and cash equivalents, end of period		47,070	34,498

The accompanying notes are an integral part of these unaudited interim financial statements

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

March 31, 2015

(in thousands of Canadian dollars, except per share amounts - unaudited)

1	NATURE OF OPERATIONS

Cipher Pharmaceuticals Inc. ("Cipher" or "the Company") is a specialty pharmaceutical company focused on dermatology. Cipher acquires products that fulfill unmet medical needs, manages the required clinical development and regulatory approval process, and markets those products either directly or through partners. Cipher is building its dermatology franchise through product licensing and acquisitions. Cipher was incorporated under the Business Corporations Act of Ontario on January 9, 2004 and is located at 5650 Tomken Boulevard, Mississauga, Ontario.

2	BASIS OF PREPARATION

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed interim financial statements should be read in conjunction with the Company's annual financial statements for the year ended December 31, 2014, which were prepared in accordance with IFRS as issued by the IASB. The Board of Directors approved these condensed interim financial statements on May 12, 2015.

Accounting standards issued but not yet adopted

IFRS 15 Revenue from Contracts with Customers: This standard replaces International Accounting Standards ("IAS") 11 Construction Contracts, IAS 18 Revenue and IFRIC 13 Customer Loyalty Programmes. This standard outlines a single comprehensive model for entities to account for revenue arising from contracts with customers. The latest date of mandatory implementation of IFRS 15 is January 1, 2017. The Company has not yet evaluated the impact on the financial statements.

IFRS 9 Financial Instruments: The final version of IFRS 9 Financial Instruments, was issued by the IASB in July 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces a model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially reformed approach to hedge accounting. The new single, principle based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity’s own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, however is available for early adoption. In addition, the own credit changes can be early applied in isolation without otherwise changing the accounting for financial instruments. The Company is yet to assess the full impact of IFRS 9 and has not yet determined when it will adopt the new standard.

3	FINANCIAL INSTRUMENTS

Under certain agreements, the Company has the right to set-off financial assets with financial liabilities with respect to advances, rebates and licensing payments. At March 31, 2015, the Company had gross financial assets of $495 and gross financial liabilities of $6,797 related to Galephar Pharmaceutical Research Inc. ("Galephar"). The net amount of $6,302 owing to Galephar has been recorded in accounts payable and accrued liabilities at March 31, 2015 (gross financial assets of $905 and gross financial liabilities of $7,601 for a net amount of $6,696 owing at December 31, 2014).

During the first quarter of 2015, the Company entered into a US$4,000 foreign exchange forward contract related to certain licensing revenues which were earned during the quarter. The contract matures on May 15, 2015 at an exchange rate of $1.2648 against the US dollar. The foreign exchange forward contract has been marked-to-market as at March 31, 2015 resulting in a nominal foreign exchange loss.

4	INTANGIBLE ASSETS

In 2002, the Company entered into a Master Licensing and Clinical Supply Agreement ("the Agreement") with Galephar, a Puerto Rico based pharmaceutical research and manufacturing company. Under the Agreement, the Company acquired the rights to package, test, obtain regulatory approvals and market CIP-FENOFIBRATE, CIP-ISOTRETINOIN and CIP-TRAMADOL ER ("the CIP Products") in various countries. In accordance with the Agreement, the Company retains 50% of all revenue from licensing and distribution arrangements entered into with respect to the CIP Products, with the other 50% due to Galephar. Where the Company has opted to market and sell a CIP Product directly in a territory, the Company pays a royalty to Galephar. Galephar retains the right to manufacture and supply the CIP Products. With respect to licensing and distribution arrangements, the Company manages the product supply arrangements with their respective marketing partners and Galephar; product is shipped directly from Galephar to the respective marketing partners. Where the Company has opted to market and sell the CIP Product directly, the Company purchases the finished goods from Galephar directly.

With respect to CIP-ISOTRETINOIN, the Company has entered into licensing and distribution arrangements for the U.S. and Brazil, while opting to market and sell the product directly in Canada. The Company also has in place various licensing and distribution arrangements with respect to CIP-FENOFIBRATE and CIP-TRAMADOL ER in Canada, the U.S. and Central and South America.

The recoverability of the cost of the CIP Product rights is dependent upon sufficient revenues being generated from the related products.

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

March 31, 2015

(in thousands of Canadian dollars, except per share amounts - unaudited)

In 2012, the Company paid an up-front fee of $100 to acquire the exclusive license and distribution rights in Canada to market the Beteflam Patch (previously called the Betesil Patch) from Institut Biochemique SA ("IBSA"). In Q1 2015, the filing for approval in Canada was accepted by Health Canada. This milestone resulted in a payment of $125 to IBSA during the quarter.

In 2014, the Company acquired the assets of Melanovus Oncology, Inc. The assets included seven pre-clinical compounds for the treatment of melanoma and other cancers as well as an exclusive global license to a library of compounds and related intellectual property from The Penn State Research Foundation. The transaction included a payment of $593 (US$510) for the asset purchase and an up-front license fee of $292 (US$252) to The Penn State Research Foundation. The licensing agreement provides for future payments based on clinical development and regulatory milestones as well as royalties on commercial sales.

In Q1 2015, the Company in-licensed the Canadian distribution rights to Ozenoxacin, a topical treatment for impetigo, from Ferrer International SA, a privately-held Spanish pharmaceutical company. An up-front payment of $300 was made upon execution of the agreement and, based on the likelihood of achievement, the second milestone for $250, which is based on a development milestone, was recorded during the quarter. The licensing agreement provides for one additional milestone for regulatory approval, as well as royalties on commercial sales.

In Q1 2015, the Company acquired the worldwide rights to three products from Astion Pharma A/S, a Denmark-based specialty pharmaceutical company, for $6,000. The products include: Dermadexin, a patent-protected topical barrier-repair cream for the treatment of seborrheic dermatitis, Pruridexin, a patent-protected topical cream for the treatment of chronic pruritis, and ASF-1096 a product candidate in Phase II that is being investigated as a treatment for discoid lupus erythematosus. The transaction includes future milestones of up to $34,000 based on future regulatory and commercial sales milestones.

In Q1 2015, the Company in-licensed the Canadian distribution rights to CF101, a novel chemical entity being developed by Can-Fite Biopharma for moderate to severe plaque psoriasis and rheumatoid arthritis. An up-front payment of $1,650 was made upon execution of the agreement and the transaction includes future milestones of up to $2,000 based on future regulatory and commercial sales milestones, as well as royalties on commercial sales.

	CIP Product Rights	Licensing and Intellectual Property Rights	Total

As at January 1, 2015
Cost	$7,036	$985	$8,021
Accumulated amortization	(6,312)	-	(6,312)
Net book value	$724	$985	$1,709

For the quarter ended March 31, 2015
Opening net book value	$724	$985	$1,709
Additions	-	8,477	8,477
Amortization	(134)	(34)	(168)
Net book value	$590	$9,428	$10,018

As at March 31, 2015
Cost	$7,036	$9,462	$16,498
Accumulated amortization	(6,446)	(34)	(6,480)
Net book value	$590	$9,428	$10,018

5	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at	As at
	Mar 31, 2015	Dec 31, 2014

Trade accounts payable	$10,776	$9,581
Accrued liabilities	971	1,674
	$11,747	$11,255

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

March 31, 2015

(in thousands of Canadian dollars, except per share amounts - unaudited)

6	SHARE CAPITAL

Authorized share capital

The authorized share capital consists of an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares, with no par value.

Issued share capital

The following is a summary of the changes in share capital from January 1, 2014 to March 31, 2015:

	Number of
	common shares	Amount
	(in thousands)	$

Balance outstanding - January 1, 2014	24,976	10,696
Options exercised	668	3,199
Shares issued under the share purchase plan	29	322
Balance outstanding - December 31, 2014	25,673	14,217

Options exercised	217	1,070
Shares issued under the share purchase plan	3	52
Balance outstanding - March 31, 2015	25,893	15,339

Share purchase plan

During the quarter ended March 31, 2015, 3,330 shares were issued under the Employee and Directors Share Purchase Plan (4,429 in Q1 2014). Included in share-based compensation expense is $8 ($5 in Q1 2014) which is the discount on the shares issued under the share purchase plan during the period.

Stock option plan

The following is a summary of the changes in the stock options outstanding from January 1, 2014 to March 31, 2015:

	Number of	Weighted average
	options	exercise price
	(in thousands)	$

Balance outstanding - January 1, 2014	1,619	2.68
Granted	516	8.41
Exercised	(668)	2.62
Cancelled	(183)	5.03
Balance outstanding - December 31, 2014	1,284	4.68

Granted	238	13.88
Exercised	(217)	2.70
Balance outstanding - March 31, 2015	1,305	6.69

At March 31, 2015, 553,591 options were fully vested and exercisable (1,065,966 at March 31, 2014).

During the three months ended March 31, 2015, the Company granted 238,250 stock options under the stock option plan, with an exercise price of $13.88, 25% of which vest on February 24 of each year for the next four years, commencing in 2016, and expire in 2025. Total compensation cost for these stock options is estimated to be $2,105, which will be recognized on a graded basis over the vesting period of the stock options.

The stock options were valued using the Black-Scholes option pricing model at $8.77 per option, with the following assumptions. Expected volatility is based on the Company's historical volatility, while estimated forfeitures are not considered significant.

Risk-free interest rate	0.83%
Expected life	5.8 years
Expected volatility	73.0%
Expected dividend	Nil

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

March 31, 2015

(in thousands of Canadian dollars, except per share amounts - unaudited)

7	EXPENSES BY NATURE

	Three Months	Three Months
	Mar 31, 2015	Mar 31, 2014

Employees salaries and other short term benefits	$1,008	$715
Directors fees	87	120
Share-based compensation	490	204
Depreciation of property and equipment	4	4
Amortization of intangible assets	168	190
Professional and consulting fees	1,717	514
Contract sales	252	240
Facility rent	18	18
Cost of inventory expensed	233	100
Listing fees (TSX and NASDAQ)	120	47
Travel expenses	139	69
Insurance	158	53
Foreign exchange gain	(224)	(590)
Severance costs	-	987
Interest income	(168)	(103)
Other expenses	745	285
	$4,747	$2,853

8	COMPENSATION OF KEY MANAGEMENT

Key management includes directors and executives of the Company. The compensation paid or payable to key management for services is shown below:

	Three Months	Three Months
	Mar 31, 2015	Mar 31, 2014

Salaries and short-term employee benefits, including bonuses	$590	$369
Directors fees	87	120
Share-based compensation	440	184
Severance costs	-	987
	$1,117	$1,660

Severance costs relate to the former President and Chief Executive Officer, following his resignation from the Company in Q1 2014.

9	INCOME TAXES

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

Income tax expense as reported differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

	Three Months	Three Months
	Mar 31, 2015	Mar 31, 2014

Income before income taxes	$4,437	$5,026

Tax provision at the statutory income tax rate of 26.5%	$1,176	$1,332
Permanent differences	370	52
Temporary differences	(216)	(224)

Income tax expense	$1,330	$1,160

Current income tax expense	$-	$-
Deferred income tax expense	1,330	1,160

	$1,330	$1,160

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

March 31, 2015

(in thousands of Canadian dollars, except per share amounts - unaudited)

10	EARNINGS PER SHARE

Earnings per share is calculated using the weighted average number of shares outstanding. The weighted average number of shares outstanding for the three months ended March 31, 2015 was 25,838,270 (for the three months ended March 31, 2014 - 24,993,744).

Diluted earnings per share is calculated using the weighted average number of shares outstanding taking into consideration the weighted average impact of dilutive securities, such as stock options. The dilutive weighted average number of shares outstanding for the three months ended March 31, 2015 was 26,594,956 (for the three months ended March 31, 2014 - 26,027,953).

11	SEGMENTED INFORMATION

The Company's operations are categorized into one industry segment, being specialty pharmaceuticals. All of the Company's assets, including capital and intangible assets, are in Canada. All product revenue is derived from Canada, while virtually all licensing revenue is derived from the United States.

12	SUBSEQUENT EVENTS

On April 13, 2015, the Company acquired Innocutis Holdings, LLC ("Innocutis"), a privately held specialty dermatology company, for US$45,500 in cash. On the same day, the Company closed on a private offering of US$100,000 in aggregate principal amount of Senior Secured Notes due in 2020 ("the Notes"), provided by investment funds managed by Athyrium Capital Management (together, "Athyrium"). The Company received an initial draw down of US$40,000, which was used to fund the majority of the purchase price for Innocutis. The Notes bear interest at a fixed rate of 10.25% per annum, payable quarterly in arrears on the last day of each quarter, and will mature in five years, unless earlier repurchased. In connection with the offering, the Company issued Athyrium 600,000 common share purchase warrants. The warrants are exercisable at US$9.22 (equal to the five day volume-weighted average price on the Toronto Stock Exchange prior to closing, converted to US dollars) and expire seven years following issuance. The estimated fair value of the warrants at April 13, 2015 was $5,532.

On May 5, 2015, the Company in-licensed the Canadian rights to Vaniqa and Actikerall fom Almirall SA, a Spanish pharmaceutical company. Both products have been approved by Health Canada and Vaniqa is currently on the Canadian market. An up-front payment of $450 was paid upon execution of the agreement and the transaction includes future milestones based on commercial sales targets.